WARNER NORCROSS & JUDD LLP

ATTORNEYS AT LAW

900 FIFTH THIRD CENTER — 111 LYON STREET, N.W.

GRAND RAPIDS, MICHIGAN 49503-2487 — WWW.WNJ.COM

DANIEL C. PERSINGER

616.752.2353

FAX 616.222.2353

dpersinger@wnj.com

October 21, 2013

Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercantile Bank Corporation

Registration Statement on Form S-4

Filed September 17, 2013

File No. 333-191212

Dear Ms. McHale:

Thank you for your letter of October 16, 2013 (the “Comment Letter”) and for your comments relating to the Registration Statement on Form S-4 (the “Registration Statement”) of our client, Mercantile Bank Corporation (the “Company”), which was filed on September 17, 2013. This response is submitted on behalf of the Company. The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter.

The numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of your comments is set forth in bold, followed by the Company’s response to the comment.

Form S-4

General

1.	Please provide the staff with the board books.

Response:

In response to the Staff’s comment, we are providing to the Staff on a supplemental basis under separate cover the board books prepared by Keefe, Bruyette & Woods, Inc. (“KBW”), as Mercantile’s financial advisor, and by Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”), as Firstbank’s financial advisor, in connection with the approval of the transaction on August 14, 2013 by each of Mercantile’s and Firstbank’s board of directors. This supplemental information is not filed with or part of the registration statement.

Kathryn McHale

October 18, 2013

All of these materials are being provided to the Staff pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with Rule 418 and Rule 12b-4, Mercantile is requesting that these materials be returned promptly following completion of the Staff’s review.

2.	Please revise to include Mercantile’s financial projections given to FirstBank or its financial advisor and FirstBank’s financial projections given to Mercantile or its financial advisor.

Response:

In response to this comment, we have provided the financial projections reviewed by Mercantile and Firstbank, respectively. Please see the disclosure beginning on page 66 of Amendment No. 1 with respect to information reviewed by Mercantile, and page 86 with respect to information reviewed by Firstbank.

Joint Proxy Statement/Prospectus Cover Page

3.	Please indicate the aggregate number of shares you are offering. See Item 501(b)(2) of Regulation S-K.

Response:

We respectfully note that the aggregate number of shares being offered by Mercantile Bank Corporation is set forth on the outside front cover page of the prospectus (at the bottom of the cover) in accordance with Item 501(b)(2). In Amendment No. 1, we have set forth that information in bold text. The relevant sentence reads as follows: “This is a prospectus offering up to 8,500,000 shares of Mercantile common stock to Firstbank shareholders.”

4.	Please disclose the trading price of FirstBank common stock on August 14, 2013 and make conforming changes to the consideration discussions in the Q&A section on page 1 and the Summary on page 10.

Response:

We have disclosed the trading price of Firstbank common stock on August 14, 2013 on the cover of the prospectus, and made conforming changes to the merger consideration discussions on pages 1, 2 and 10. The disclosure is as follows: “The closing price of Firstbank common stock on the Nasdaq Stock Market on August 14, 2013, was $16.66 per share.”

Kathryn McHale

October 18, 2013

What is the value of the merger consideration, page 1

5.	In this section, and again on page 10, please include a discussion of the $2.00 dividend and the inflationary effect this has on the current trading price of Mercantile stock. Please also address this in a risk factor.

Response:

In response to this comment, we have added the following disclosure on pages 1, 2, and 10:

Anticipation of the special dividend may cause upward pressure on or support of the price of Mercantile common stock as investors purchase or hold shares to collect the expected special dividend. The price of Mercantile common stock may decline on or after the ex-dividend date or payment date of the dividend.

In addition, we have added the following risk factor on page 31:

Anticipation of the special dividend may cause upward pressure on or support of the price of Mercantile common stock as investors purchase or hold shares to collect the expected special dividend. The price of Mercantile common stock may decline on or after the ex-dividend date or payment date of the dividend.

As part of the merger, the Mercantile board of directors expects to declare and pay a special cash dividend of $2.00 per share to Mercantile shareholders prior to the effective time of the merger, subject to the satisfaction of the closing conditions set forth in the merger agreement. Anticipation of the special dividend may cause upward pressure on or support of the price of Mercantile common stock as investors purchase or hold shares to collect the expected special dividend. The price of Mercantile common stock may decline on or after the exdividend date or payment date of the dividend because the shareholders’ equity of Mercantile will decrease by the amount of the distribution.

Kathryn McHale

October 18, 2013

What are the material U.S. federal income tax consequences of the merger, page 7

6.	Please revise this section to state that you have received an opinion that the merger will constitute reorganization.

Response:

In response to this comment, we have added the following disclosure on page 7:

Mercantile has received the opinion of Warner Norcross & Judd LLP, and Firstbank has the received the opinion of Varnum LLP, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Summary

Recommendation of the Board of Directors of Mercantile, page 11

Recommendation of the Board of Directors of FirstBank, page 11

7.	Please include a substantive reason for the merger in each subsection.

Response:

In response to this comment, we have added the following disclosures on page 11:

The board of directors of Mercantile is making this recommendation because of the complementary business strengths of Mercantile and Firstbank, the expected strengthened competitive positioning of the combined company throughout Michigan, and because of the other reasons set forth under “The Merger — Mercantile’s Reasons for the Merger; Recommendation of the Mercantile Board of Directors” beginning on page     .

***

Firstbank’s board of directors is making this recommendation because it believes that the merger has the potential to deliver a higher value to Firstbank’s shareholders than the alternatives to the merger and because of the other reasons set forth under “The Merger — Firstbank’s Reasons for the Merger; Recommendation of the Firstbank Board of Directors” beginning on page     .

Kathryn McHale

October 18, 2013

Interests of Mercantile Directors and Executive Officers in the Merger, page 12

Interests of FirstBank Directors and Executive Officers in the Merger, page 13

8.	Please quantify the aggregate amount each director and officer will receive as a result of the merger. Please provide more granular disclosure and quantification in the main section.

Response:

In response to this comment, we have added the following disclosures on pages 13 and 14:

As a result of these arrangements, Mercantile’s named executive officers will receive, in the aggregate, approximately $507,517 in merger-related compensation. In addition, Mercantile’s nine non-employee directors will realize the benefit of approximately $182,790 in acceleration of the vesting of shares of restricted stock held by them. Please see “The Merger — Interests of Mercantile Directors and Executive Officers in the Merger” beginning on page      for detailed information.

***

The nine executive officers of Firstbank are expected to receive total estimated aggregate benefits of approximately $2,253,524 as a result of the merger. If all nine executive officers of Firstbank were to have their employment terminated in connection with the change in control, then the total estimated aggregate benefits would be approximately $5,269,314. Please see “The Merger — Interests of Firstbank Directors and Executive Officers in the Merger” beginning on page      for detailed information.

The Merger, page 57

Background of the Merger, page 57

9.	Expand the statements throughout this section on the exploration and discussion of strategic alternatives to this merger to briefly clarify what those alternatives were and the reasons for not pursuing them.

Kathryn McHale

October 18, 2013

Response:

In response to this comment, we have added the following disclosures beginning on pages 49 – 50 and 51:

The primary strategic alternatives considered by Mercantile at these meetings and other meetings were: (i) to continue Mercantile’s business on a stand-alone basis, while seeking growth through increased market share and an expansion of the services offered and markets covered; (ii) a strategic transaction with another bank holding company in near or adjacent markets to increase the company’s size and scope; or (iii) a merger with Firstbank. The Mercantile board of directors determined to pursue the merger with Firstbank instead of these other alternatives for several reasons, including the fact that Firstbank’s footprint is generally contiguous with Mercantile’s footprint; the complementary cultures and business strengths of each company, including Firstbank’s strength in retail banking; the attractiveness of the combined loan portfolio of the two companies; the estimated probability of execution of a transaction with Firstbank given factors such as regulatory approval, shareholder approval, and the ability to integrate the two companies; the cost and difficulty of establishing branch networks in adjacent markets other than through a merger; and the other factors described in the section entitled “The Merger — Mercantile’s Reasons for the Merger; Recommendation of the Mercantile Board of Directors.”

***

The board of directors considered remaining independent, but believed that the future anticipated earnings per share and stock price would ultimately be greater if Firstbank merged with Mercantile. The board of directors also considered the geographic fit and the ability of the merger to better enable the pursuit of the loan growth opportunities available in the large and desirable Grand Rapids, Michigan, metropolitan area. The board of directors also considered alternative merger partners, including both larger regional and national banks and other community banks. The board of directors decided not to pursue a sale to a larger regional or national bank because it believed the merger presented a better long term opportunity for Firstbank’s shareholders. The board of directors decided not to pursue a merger with another community bank because the board believed that Mercantile was the best available community bank merger

Kathryn McHale

October 18, 2013

because of the geographic fit, shared community bank culture and access to the desirable Grand Rapids, Michigan metropolitan market. In considering the alternatives, the board of directors also considered the other factors described in the section entitled “The Merger – Firstbank’s Reasons for the Merger; Recommendation of the Firstbank Board of Directors”.

10.	In the last paragraph on page 50 regarding the May 16, 2013 meeting, disclose the exchange ratio(s) discussed and how that compared to the trading price of FirstBank at the time.

Response:

In response to this comment, we have revised the relevant paragraph on page 50 to read as follows:

On May 16, 2013, Messrs. Price, Stone, Kaminski, Christmas and Sullivan, together with representatives of KBW and Sandler O’Neill, met at the offices of Varnum in Grand Rapids to review financial analysis of the proposed transaction and other aspects of the proposed merger. The parties discussed the exchange ratio for the proposed transaction, the results of the loan due diligence review, accounting matters related to the transaction, including credit marks, social issues, the relative contribution of each company, and governance matters. The discussions at this meeting continued to focus on the transaction as a merger of equals, with each company making a similar contribution to the combined company. Representatives of KBW presented a range of exchange ratios for discussion based on resulting ownership splits in a range of 60% Mercantile and 40% Firstbank to 52% Mercantile and 48% Firstbank. For that range of relative ownership, the corresponding exchange ratios ranged from 0.726 to 1.003 shares of Mercantile common stock for each share Firstbank common stock. The corresponding range of implied values for Firstbank common stock based on the May 15, 2013 closing price of Mercantile was $12.42 to $17.16, compared to Firstbank’s actual closing price of $13.70 on May 15, 2013. However, because the discussions focused on a merger of equals based on balance sheet contributions, the relationship between the exchange ratio and relative trading prices of the companies’ stock was not emphasized in the discussions.

Kathryn McHale

October 18, 2013

11.	In the last paragraph on page 52 or at another appropriate place, state the premium to FirstBank implied in the 1:1 exchange ratio.

Response:

In response to this comment, we have provided the following disclosure on page 53:

Based on the closing prices of Mercantile common stock and Firstbank common stock on July 30, 2013 (the trading day immediately preceding this meeting), the proposed exchange ratio of 1:00:1.00 represented an implied premium of 25% for Firstbank common stock.

Mercantile’ s Reasons for the Merger; Recommendation…, page 54

12.	If the referenced efficiencies have been quantified, please disclose.

Response:

In response to this comment, we have disclosed that the efficiencies are estimated to be approximately $5.5 million annually, with 60% of these savings to be achieved in the first year after the merger and the full amount to be realized in subsequent years. This disclosure appears on page 55 and on page 70.

Opinion of Mercantile’ s Financial Advisor

Summary of Analysis by KBW, page 59

13.	Disclose that KBW has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

In response to this comment, we have included a statement on page 57 that KBW has reviewed and consented to the inclusion of the description of its opinion.

Kathryn McHale

October 18, 2013

Engagement of KBW by Mercantile, page 65

14.	Expand the disclosure on compensation received in the past two years to include all compensation, not just compensation for investment banking. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

In response to this comment, we have revised our disclosure to state that KBW has received no other compensation from Mercantile during the two-year period.

FirstBank’s Reasons for the Merger; Recommendation…, page 66

15.	If the referenced cost savings have been quantified, please disclose.

Response:

As noted above, we have disclosed that the efficiencies are estimated to be approximately $5.5 million annually, with 60% of these savings to be achieved in the first year after the merger and the full amount to be realized in subsequent years. This disclosure appears on page 55 and on page 70.

16.	The board should specifically note any financial advisor analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

Response:

Firstbank does not believe that any financial advisor analysis did not support its recommendation.

Opinion of FirstBank’s Financial Advisor…, page 69

17.	In the first full paragraph on page 72 disclose that Sandler O’Neill has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

In response to this comment, we have included a statement on page 74 that Sandler O’Neill has reviewed and consented to the inclusion of the description of its opinion.

Kathryn McHale

October 18, 2013

18.	Please disclose the aggregate compensation received by Sandler O’Neill in the past two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

In response to this comment, we have provided the following disclosure on page 86:

In addition to the compensation payable by Firstbank to Sandler O’Neill in connection with the merger, within the past two years, Firstbank paid Sandler O’Neill $10,000 in July 2012 for services rendered in connection with Firstbank’s repurchase of a common stock warrant previously issued by Firstbank to the U.S. Treasury. Except for the $10,000 payment and the merger-related compensation disclosed above, Sandler O’Neill has received no other compensation from Firstbank during the two-year period prior to the delivery of its opinion

Material U.S. Federal Income Tax Consequences, page 119

19.	Delete the language that the discussion is “for general information purposes only,” as it is inappropriate.

Response:

In response to this comment, we have deleted the language as requested by the Staff.

20.	Revise the first paragraph on page 120 to clarify that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

Response:

In response to this comment, we have added the following disclosure on pages 124 - 125:

Mercantile has received the opinion of Warner Norcross & Judd LLP, and Firstbank has the received the opinion of Varnum LLP, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and subject to the assumptions and limitations set forth in this section, that U.S. holders of Firstbank common stock will not recognize gain or loss for shares received as merger consideration, except with respect to cash received in lieu of fractional shares

Kathryn McHale

October 18, 2013

Legal Matters, page 144

21.	Please provide the addresses of counsel.

Response:

In response to this comment, we have provided the addresses of counsel.

Where you can find more information, page 148

22.	Please remove the incorporation by reference of both companies’ March 2013 proxy statements. You can only incorporate future proxy statements. The relevant portions of the 2013 proxy statement will be picked up by the incorporation of your 10-K.

Response:

In response to to this comment, we have deleted the references to the 2013 proxy statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Pro Forma Adjustments, page 128

23.	Please revise pro forma notes A, B, F, G and H to disclose the estimated timeframes over which the fair value adjustments will be recognized.

Response:

In response to this comment, we have revised Notes A, B, F, G and H by adding the following disclosures:

Note A	We assumed that future losses would equal the credit mark so no adjustment has been recognized in future periods.

Note B	We assumed the fair value adjustment would be recognized over a five-year period

Kathryn McHale

October 18, 2013

Note F	We assumed the fair value adjustment would be recognized over a five-year period.

Note G	We assumed the fair value adjustment would be recognized over a three-year period

Note H	We assumed the fair value adjustment would be recognized over a 23-year period.

24.	In regard to pro forma Note L, please tell us how you have accounted for the credit adjustment mark to the loans within the unaudited pro forma condensed combined income statements presented.

Response:

In response to this comment, we have revised Note L by adding the following disclosure:

For the credit mark on the loan portfolio, we assumed that future losses would equal the credit mark, so no adjustment has been recognized in future periods. For the interest rate-related fair value adjustment on the loan portfolio, we assumed the fair value adjustment would be recognized over a five-year period.

Annex C

25.	Please Eliminate the word “solely” in the second full paragraph, reliance on the fairness opinion may not be limited by person.

Response:

In response to this comment, the word “solely” has been deleted.

Exhibits

26.	Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff’s review.

Kathryn McHale

October 18, 2013

Response:

In response to this comment, we have provided all exhibits, including the opinions and forms of proxy as exhibits 5.1, 8.1, 8.2, 99.1, and 99.2.

Please contact me at 616-752-2353 if you have any questions regarding this matter.

Very truly yours,

/s/ Daniel C. Persinger
Daniel C. Persinger

DCP/tld

Enclosure

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